Arrived STR 2, LLC
1700 Westlake Avenue North, Suite 200
Seattle, WA 98109

August 6, 2024

Division of Corporation
Finance Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Stacie Gorman

Re:
Arrived STR 2, LLC

Offering Statement on Form 1-A

Filed July 30, 2024

File No. 024-12474

Ladies and Gentlemen:

On behalf of Arrived STR 2, LLC (the “Company”), we hereby withdraw the qualification request submitted on August 2, 2024.

Sincerely,

ARRIVED STR 2, LLC

By:
/s/ Ryan Frazier

Ryan Frazier

Chief Executive Officer

cc:
John Rostom
General Counsel and VP of Legal